December 10, 2018

Mr. Raj Rajan

Division of Corporation Finance

United States Securities and Exchange Commission

100F Street N.E.

Washington, DC 20549

Re:	First Choice Healthcare Solutions, Inc. Form 10-K for the Year Ended December 31, 2017 Filed April 2, 2018 File No. 000-53012

Dear Mr. Rajan,

First Choice Healthcare Solutions, Inc. (“the Company”) accounted for the sale-leaseback of Marina Towers in accordance with ASC 840-40-25-9 since the property sold and leased back consisted of real estate.  Under ASC 840-40-25-9, the transaction qualified for sale-leaseback accounting requiring immediate recognition of gain as difference between book value and sale proceeds.

a.	The leaseback was an operating lease and not a financing arrangement because the lease did not meet any of the four criteria specified in ASC 840-10-25-1.

b.	The transaction met the definition of a normal leaseback, which is predicated on the lessee’s active use of the property as well as minor sublease during the lease term and the absence of other continuing involvement conditions or provisions described in ASC 840-40-25-14 and ASC 840-40-55-35.

c.	The payment terms and provisions adequately demonstrated the buyer’s initial and continuing investment in the property as described in paragraphs 360-20-40-9 through 40-24. The Company evaluated the lease term, including any optional renewal periods, and the rent adjustment provisions associated with exercising the renewal options. The terms of the lease called for a 10-year initial term with two 5-year optional renewal periods with increase in the base rent to then current fair market value. Management estimated that the length of the lease, including optional renewal periods, would represent less than 50% of the remaining economic lives of the building and facilities subject to the lease.

d.	The payment terms and provisions transferred all the other risks and rewards of ownership as demonstrated by the absence of any other continuing involvement by the Company as described in paragraphs 360-20-40-37 through 40-64, 840-40-25-13 through 25-14, and 840-40-25-17.

e.	The Company also referred to example, applicable in this case, contained in guidance in the Statement of Financial Accounting Standards No. 98 (as amended) as well as similar example and guidance in interpretation of ASC 840-40 by Accounting Research Manager.

709 S Harbor City Blvd * Suite 530 * Melbourne, Florida 32901 * 321.725.0090

www.myfchs.com

OTCB: FCHS

The Company also considered facts and circumstances and supporting factors to the Company’s conclusion that the transaction qualified as a sale-leaseback include:

a.	Company leased back and continued to use part of Marina Tower property for own use approximately 26,176 square feet and continued sublease rest of the space, approximately 38,334 at existing rates and lease terms. Sublease rental agreements based on arm’s length market prices were existent before the sale. Also, the Company negotiated lease rental with buyer/lessor and were responsible for maintenance, real estate taxes, insurance and other expenses under the triple-net master agreement.

b.	The buyer is an independent third party and a subsidiary of publicly traded larger entity - Global Medical REIT Inc. (trade symbol: GMRE) (www.globalmedicalreit.com) and the lease terms were negotiated on an arm’s length basis that reflect market terms.

c.	Sale was an arm’s length transaction and the buyer remitted cash as consideration for the full purchase price for Marina Towers and it did not involve the Company financing to the buyer for the purchase.

d.	No other conditions were identified that would constitute prohibited forms of continuing involvement for the Company or insufficient initial and continuing investment in the property from the buyer.

e.	Marina Tower is a recently constructed facility (after 2003) and the Company estimated at least 50 years of remaining life at the time of sale. Company calculated the present value of minimum lease, net payments and estimated sublease receipts (Annexure A – present value analysis) and compared to sale price of the property approximately $15.5 million and concluded that leaseback use represented minor portion (i.e. less than 10% of sale price). Accordingly, 100% of gain resulting from sale of Marina Tower was recognized and requirement to deferred all or part of gain is not applicable in this case.

f.	The Company considered facts and circumstances as per guidance contained in ASC 840-40-25-10 which included objective evidence of fair value of Marina Towers which equaled sale price of $15.5 million in March 2016. (Annexure B – 2013 Marina Tower offering by Lightle Beckner Robison Inc.)
g.	Company and reviewed sale and closing agreement, lease agreement, third party sublease agreements and evaluated sale lease back accounting of the Company. As part of the research on sale leaseback, Company also discussed new lease standards ASC 842 as compared to ASC 840.

h.	The Company reviewed the accounting treatment with its independent public accounting firm.

709 S Harbor City Blvd * Suite 530 * Melbourne, Florida 32901 * 321.725.0090

www.myfchs.com

OTCB: FCHS

In addition, please be advised that in connection with our responses herein First Choice Healthcare Solutions, Inc. acknowledges that i) it is responsible for the adequacy and accuracy of the disclosure in the filing, ii) staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing and iii) the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any further questions or require any additional information, please do not hesitated to give me a call 321-725-0090 ext. 225

Sincerely,

/s/ Phillip Keller
Phillip Keller
Interim Chief Executive Officer and Chief Financial Officer
First Choice Healthcare Solutions, Inc.
709 South Harbor City Blvd
Melbourne, FL 32901

709 S Harbor City Blvd * Suite 530 * Melbourne, Florida 32901 * 321.725.0090

www.myfchs.com

OTCB: FCHS